

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 9, 2010

Mr. Malcolm Sherman
Executive Vice President
Delta Mutual, Inc.
14362 N. Frank Lloyd Boulevard, Suite 1103
Scottsdale, Arizona 85260

> **Re: Delta Mutual, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 5, 2010**
> **File No. 0-30563**

Dear Mr. Sherman:

        We have completed our review of your Form 8-K and have no further comments at this time.

                                            Sincerely,

                                            William H. Thompson
                                            Accounting Branch Chief